Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

January 8, 2014

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”) Amendment No. 3 to Registration Statement on Form S-1 Filed January 8, 2014 File No. 333-191954

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 3, 2014.  Amendment No. 3 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on January 8, 2014.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

Prospectus Cover Page

1. We note your response to prior comment 4 and your revised disclosure. Since it appears from Section 8.1 of the Common Stock Purchase Agreement with Hanover Holdings that the term of the equity line is approximately the thirty-six month period commencing after your registration statement on Form S-1 (333-188477) went effective on September 30, 2013, it is still unclear to us why you disclose that your offering will terminate “sixteen (16) months” after the effective date of your prospectus. Please advise or revise your disclosure as appropriate.

Company response:  The Company has revised its disclosure on the prospectus cover pages to state that the offering will terminate on September 30, 2016, 36 months after September 30, 2013.

Common Stock Outstanding Before the Offering, page 9

2. We have reviewed your response to prior comment 2 and your disclosure on page 9 that you have 232,937,563 shares of common stock outstanding on a fully diluted basis. We see, however, from your balance sheet as of September 30, 2013 that you had 101,165,307 shares of common stock actually issued and outstanding and we see from your disclosure that after September 30, 2013 you issued 11,965,439 shares of common stock upon the conversion of debentures, 10,608,667 shares of common stock and 10,608,667 shares of common stock that are issuable upon the exercise of warrants from your Units offering on October 24, 2013, and that you put 10,085,259 shares of common stock to Hanover Holdings under the equity line after September 30, 2013. From your current disclosure it would appear that you currently have 231,802,141 shares of common stock outstanding on a fully diluted basis. Please advise and revise your disclosure as necessary, including providing all of the disclosures required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement with respect to all unregistered issuances of shares of your common stock.

Company response:  The number of shares issued and outstanding has varied from filing to filing because the number of shares of common stock underlying debentures has varied with the market price of shares of the Company’s common stock.  In Amendment No. 2 to Form S-1 filed December 19, 2013, the Company mistakenly did not disclose a December 16, 2013, conversion of part of a convertible debenture to 2,000,000 shares of common stock.  No more debentures convertible into shares of common stock of the Company are now outstanding.  Accordingly, the Company has added 2,000,000 shares issued on December 16, 2013 to the 231,802,141 shares referenced in this comment, for a total of 233,802,141 shares issued and outstanding.

Liquidity and Capital Resources, page 37

3. We see from Note 9 to your financial statements for the quarter ended September 30, 2013 that during 2013 you issued senior secured promissory notes bearing interest at a rate of 60% per annum and that currently you may be in default under certain of those notes. Please revise your disclosure to include all sources of liquidity, including the senior secured promissory notes, and expand your disclosure to indicate whether you are in default on any of those notes and the actions you have taken or plan to take to remedy any defaults.

Company response:  The Company has revised page 37 in response to this comment.

4. Your response to prior comment 12 indicates that you would revise your disclosure to indicate that “22,134,962 shares” had been issued for “$1,002,500.” We do not see such revisions in your prospectus, please advise.

Company response: The Company has revised page 37 in response to this comment.

Footnote 15. Subsequent Events, page F-36

5. Please tell us when you will file the Form D referenced in your response to prior comment 13.

Company response: The Company filed the referenced Form D on January 7, 2014.

Item 15. Recent Sales of Unregistered Securities

6. With respect to the offering of Units on October 24, 2013, please tell us why you have not filed an 8-K reporting that offering under Item 3.02 of Form 8-K. For purposes of your response to this comment, please take note of Instruction 1 to Item 3.02 of Form 8-K which indicates that for purposes of that Item “’the number of shares outstanding’ refers to the actual number of shares of equity securities of the class outstanding and does not include outstanding securities convertible into or exchangeable for such equity securities.”

Company response:  The Company mistakenly included all outstanding securities convertible into shares of common stock in calculating the 10,698,607 shares of common stock amounted to less than 5% of the outstanding shares of common stock.  The Company filed a Form 8-K to disclose the referenced offering on January 7, 2014.

Item 16. Exhibit Index

7. Please file all necessary auditors’ consents with your next amendment.

Company response: The Company has included updated auditors’ consents with the Form S-1.

Please contact the undersigned with any questions or comments.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo